UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SPECIFIC REPURCHASE AND CANCELLATION OF ORDINARY
SHARES HELD BY SUBSIDIARY




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
(?Sasol? or ?Company?)

SPECIFIC REPURCHASE AND CANCELLATION OF ORDINARY SHARES HELD BY
SUBSIDIARY

At the annual general meeting held on 17 November 2017, Sasol shareholders approved a specific authority to acquire 8 809 886 ordinary shares from its wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd (SIC) at Sasol?s closing ordinary share price on the business day prior to the approval of the repurchase by the Sasol board of directors (the Board) or its nominee (Specific Repurchase).

In accordance with the authority conferred on him by the Board, the Chief Financial Officer today, after the Board concluded that Sasol satisfied the solvency and liquidity test as required in terms of the Listings Requirements of the JSE Limited (JSE), sections 4 and 46 of the Companies Act, approved the Specific Repurchase of 8 809 886 ordinary shares from SIC at the closing price on 23 February 2018 of R394.50 per ordinary share effective, 26 February 2018.

The effect is that the shares have been cancelled and restored to Sasol?s authorised ordinary share capital as from today. No treasury shares will be in issue after the Specific Repurchase. Application will be made to the JSE for the delisting of the shares with effect from Monday, 5 March 2018.
The acquisition will have no financial effect on Sasol or its shareholders, other than in respect of Specific Repurchase costs that are normally incurred in transactions of this nature. As the Specific Repurchase is intra-group, between Sasol and its wholly-owned subsidiary, SIC, the net cash position of the Sasol group will not change as a result of the acquisition (except for the payment of the transaction costs).

Consequently, the financial effect of the Specific Repurchase on Sasol?s earnings per share, headline earnings per share, net asset value per share and net tangible asset value per share will be confined to the cost of the sponsor fee, the legal fees, the taxes levied by the South African Revenue Services and the JSE documentation fee which are considered negligible. The Specific Repurchase will be funded out of Sasol?s existing reserves resulting in a reduction of contributed tax capital.

26 February 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited







SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: 26 February, 2018				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary